Gerald T. Nowak, P.C. To Call Writer Directly: (312) 862-2075 gerald.nowak@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

July 17, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mara L. Ransom Dean Brazier Yong Kim Andrew Blum

Re:

NRG Yield, Inc.
Registration Statement on Form S-1
Filed on June 16, 2014, File No. 333-196808
NRG Energy, Inc., NRG Yield, Inc. and GenOn Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed on February 28, 2014, File Nos. 001-15891, 001-36002 and 001-16455

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, NRG Yield, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”), which amends the Registration Statement filed on June 16, 2014 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 14, 2014 (the “Comment Letter”), of the staff of the SEC (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-1 submitted to the SEC on June 16, 2014.  Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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General

1.                                      Please note that we will coordinate any request to accelerate effectiveness of your registration statement with resolution of all issues related to the Form 10-K for the fiscal year ended December 31, 2003, addressed below

Response: With respect to the Staff’s comment above, the Company requests the Staff to consider acceleration of effectiveness of the Registration Statement upon resolution of comments 1 through 4 and comments 14 through 20 of the Comment Letter (the “NRG Yield Comments”).  In this regard, the Company respectfully informs the Staff that the remaining comments (collectively, the “NRG Energy and GenOn Comments”) will not have an effect on the Registration Statement or the periodic reports of the Company that are filed under the Securities Exchange Act of 1934, amended (the “Exchange Act”).  Specifically, the nature of the NRG Energy and GenOn Comments are unrelated to the business and investment decision associated with the Company.  NRG Energy, Inc. (“NRG Energy”) is the majority stockholder of the Company and GenOn Energy, Inc. (“GenOn”) is an unrelated entity owned by NRG Energy that is a voluntary reporting company for the benefit of the holders of its publicly traded debt.  Therefore, the responses to the NRG Energy and GenOn Comments and any additional disclosures in the NRG Energy or GenOn filings will not provide additional material information with respect to the Company, nor do we believe such information will be material to the investment decision of any potential investor in the Company.  As such, and given the pendency of the asset acquisition for which the offering proceeds are to be used, the Company believes it is appropriate for the Staff to decouple review of the NRG Yield Comments from the NRG Energy and GenOn Comments.

Exhibit 5.1. Form of Opinion of Kirkland & Ellis LLP

2.                                      We note from the second paragraph that counsel has examined the Second Amended and Restated Certificate of Incorporation of the Company “filed with the Secretary of State of the State of Delaware.” However, the fourth paragraph then states, “upon the filing of the  Second Amended and Restated Certificate with the Secretary of the State of Delaware, the Shares will be duly authorized . . . .” Please tell us whether counsel intended to reference the Amended and Restated Certificate of Incorporation, incorporated by reference as Exhibit 3.1 of the Form S-1. Alternatively, if counsel has accurately referenced the Second Amended and Restated Certificate, please tell us whether you have filed it with Delaware’s Secretary of State and include it as an exhibit.

Response: In response to the Staff’s comment, the Company confirms counsel intended to reference the Amended and Restated Certificate of Incorporation incorporated by reference as Exhibit 3.1 of the Registration Statement.  The Company’s counsel will submit a revised Exhibit 5.1 opinion clarifying references to the Amended and Restated Certificate of Incorporation prior to the Company requesting acceleration of effectiveness of the Registration Statement.

NRG Energy, Inc. Form 10-K for the Year Ended December 31, 2013

3.                                      Unless otherwise indicated, please apply all comments issued on NRG Energy, Inc. to NRG Yield, Inc. and GenOn Energy, Inc. as applicable.

Response: We have applied all comments to NRG Energy, the Company and GenOn Energy, Inc. (the “GenOn Registrants”) as applicable.  We have noted where each comment is applicable within our responses below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Liquidity and Capital Resources, page 82

Cash Flow Discussion, page 90

4.                                      Please provide a discussion of cash flows for all periods presented in your filing. Refer to the Instructions to paragraph 303(a) of Regulation S-K.

Response:

•                  The following response applies to NRG Energy:

In our previous filings, we presented a year over year comparison of our cash flows for the most recent two fiscal years.  This was based on our review of several documents, including the Division of Corporation Finance Financial Reporting Manual.  We note that the manual states that “A key objective of the liquidity and capital resources discussion is to provide a clear picture of the company’s ability to generate cash and to meet existing known or reasonably likely future cash requirements.” Additionally the manual states that “Liquidity is the ability of the registrant to generate adequate amounts of cash to meet its needs for cash. Any known trends, or any known demands, commitments, events or uncertainties that will result in or are likely to result in the registrant’s liquidity increasing or decreasing in a material way should be discussed.”

We note that the instructions to paragraph 303(a) of Regulation S-K indicate that “Generally, the discussion shall cover the three-year period covered by the financial statements and shall use year-to-year comparisons or any other formats that in the registrant’s judgment enhance a reader’s understanding.”   While the instructions provide that the discussion shall cover the three-year period, this instruction appears most relevant to paragraph 303(a)(3) Results of Operations.  As noted above and in paragraph 303(a)(1) Liquidity and paragraph 303(a)(2) Capital Resources, the discussion of liquidity and capital resources is intended to provide a picture of the Company’s ability to generate cash and meet its current cash requirements and to describe known trends and other events that impact the Company prospectively. Accordingly, we believe that our presentation of a year over year comparison of our cash flows along with the additional discussion we provide within these sections provides the required information to our investors.  The discussion of the previous two year comparison of our cash flows is less relevant to our future ability to meet our cash requirements, particularly in light of the significant variability in our cash flows due both to market conditions and to acquisitions and investments made by the Company.  In addition, our previous year’s Form 10-K contains the discussion for the previous year over year comparison.

In response to the Staff’s comment, in future filings, we will provide a discussion of cash flows for all periods in the filing.

•                  The following response applies to the GenOn Registrants:

In accordance with the Form 10-K instructions, I. Omission of Information by Certain Wholly-Owned Subsidiaries, par (2)(a), we have excluded a discussion on Liquidity and Capital Resources because all significant disclosures and analysis are included within the footnotes to the financial statements.

•                  The following response applies to the Company:

NRG Yield has provided a discussion of cash flows for all periods presented in its filing.

Financial Statements, page 110

Notes to Consolidated Financial Statements, page 120

Note 2 - Summary of Significant Accounting Policies, page 122

Development Activity Expenses and Capitalized Interest, page 123

5.                                      We note that project development costs are expensed in the preliminary stages of a project and capitalized when the project is deemed to be commercially viable. Please confirm that amounts capitalized include only those costs deemed directly identifiable and related to your projects and exclude indirect general and administrative and overhead type costs, including costs of support functions.

Response:

•                  The following response applies to NRG Energy and the GenOn Registrants:

We confirm that amounts capitalized during the development stage are costs that are directly identifiable to the projects and exclude indirect general and administrative and overhead type costs, including costs of support functions. We maintain an internal accounting policy that details the type of costs that may be capitalized and specifies that such costs must be directly identifiable costs attributed to the project. The type of costs that are capitalized under this policy are external direct costs of materials and services such as engineering costs, legal costs, external consultants fees and internal labor for employees who work directly on the project.  Training, meals and travel expenses as well as all overhead and allocations are not eligible for capitalization under this policy.

Revenue Recognition, page 124

6.                                      We note that you record the sale of emission allowances on a net basis within operating revenues. Please provide us with a comprehensive discussion of your emission allowance accounting policy, including how you record them when earned and/or acquired. If you both purchase emissions allowances and receive them free of charge, please tell us how you determine the cost netted within revenues. Also, quantify for us the amount of emission allowance revenue recorded within the periods presented in your filing.

Response:

•                  The following response applies to NRG Energy and the GenOn Registrants:

We maintain internal accounting policies for our emissions allowances held for sale and held for use.  The following description reflects our policies:

The Company acquires emissions allowances in three different ways:  Government allocations, which are tracked with no value; acquisition of acquired businesses, which are recorded at acquisition date fair value; and acquisition from over-the-counter markets, which are recorded at purchased cost.

Allowances held for sale: Revenue from the sale of emissions allowances held for sale is recognized when the revenue recognition criteria are met, which is typically upon settlement of the transaction and when the allowances are transferred out of our system.  In accordance with ASC 815-10-45-9, which states that gains or losses on all derivative instruments held for trading purposes should be shown net when recognized in the income statement, cost of sales related to these emissions allowances are netted with the associated revenue.  Cost of sales is determined by the weighted average cost of the emissions allowances on the balance sheet, grouped by vintage or compliance term.

Allowances held for use: Amortization of certain emission allowances held for use is recorded based on actual plant emissions, measured in tons, multiplied by the weighted average cost of the emissions allowances on the balance sheet per allowance held.  Certain emissions allowances held for use may also be amortized on a straight-line basis over the plant useful life.

Revenue recognized related to the sale of emission allowances for the periods presented in the NRG Energy financial statements was $7 million, $2 million and $0 million for 2013, 2012 and 2011, respectively.  Revenue recognized related to the sale of emission allowances for all periods presented in the GenOn Registrants financial statements was less than $1 million.

Note 5 - Accounting for Derivative Instruments and Hedging Activities, page 139

7.                                      We note your unrealized mark-to-market results table on page 143. Please clarify for us the nature of the first two “reversal” line items included in this table.

Response:

•                  The following response applies to NRG Energy and the GenOn Registrants:

Reversal of previously recognized unrealized (gains)/losses on settled positions related to economic hedges — This line represents the reversal of mark-to-market gains or losses that were previously recorded in either operating revenues or operating expenses.  The reversals are recorded as each position with respect to our economic hedges settles and the mark-to-market gain or loss is replaced by a realized gain or loss.

Reversal of gain positions acquired as part of the Reliant Energy, Green Mountain Energy and GenOn acquisition (NRG Energy) — This line represents the reversal of mark-to-market gain positions that were recorded on the opening balance sheet in connection with the Reliant Energy, Green Mountain Energy and GenOn acquisition.  The reversal occurs when each related transaction settles and the mark-to-market gains are reversed and replaced by realized gains or losses.

Note 12 - Debt and Capital Leases, page 151

CVSR Financing, page 160

8.                                      We read on page 85 and elsewhere in your document that you have submitted applications to the U.S. Treasury for cash grants of approximately $539 million related to your solar energy projects and have recorded such amounts as a grant receivable at December 31, 2013. Please tell us your basis in GAAP for recording a receivable when you apply for the grant rather than when the grants are awarded. We note your disclosure at the top of page 46 indicating that the applications are subject to approval and that the amount of cash grants you will actually receive may differ materially from the amount expected. Furthermore, we note that you only received 75% of the CVSR grant for which you applied and that you have reserved a portion of the receivable balance.

Response:

•                  The following response applies to NRG Energy; however, the policy below applies to each of the Company, NRG Energy and the GenOn Registrants:

Based on our review of U.S. GAAP in relation to this topic, we note that U.S. GAAP does not specify the accounting for government grants applicable to “for profit” companies.  Accordingly, common practice (and our internal policy) is to apply the guidance in IAS 20, Accounting for Government Grants and Disclosure of Government Assistance.  According to IAS 20, paragraph 7, “government grants, including non-monetary grants at fair value, shall not be recognized until there is reasonable assurance that: a) the entity will comply with the conditions attaching to them; and b) the grants will be received.”  We evaluate and determine reasonable assurance of receipt based on the facts and circumstances relating to the specific grant.  For the Section 1603 cash grants,  there are publicly available regulations that specify what is an eligible cost with respect to the grant and how the amount of the grant is determined.  Accordingly, we can objectively determine the grant amount and reasonable assurance of receipt at the time of application acceptance.

With respect to our analysis for reserving for receivables associated with government grants, in accordance with ASC 310-10-35 Losses from Uncollectible Receivables, paragraph 7 states that “The conditions under which receivables exist usually involve some degree of uncertainty about their collectibility, in which case a contingency exists.” The guidance requires that a loss be recorded when information indicates that it is probable that the receivable is impaired and the amount of the loss can reasonably be estimated.

For historical periods through December 31, 2013, we have collected substantially all of the amounts that we applied for within the required payment period, which was typically 60 days from grant application acceptance, with the exception of reductions related to sequestration, which became probable and estimable when the specific percentages were made available publicly.  Accordingly, once the sequestration adjustments were announced, we recorded an allowance with respect to the outstanding receivable balances with a corresponding increase to the related property, plant and equipment.

NRG Energy believes it has complied with all material obligations under the 1603 Cash Grant Program and is working with the U.S. Treasury Department to obtain payment on the remaining 1603 applications it has submitted.  With respect to the CVSR project, NRG Energy maintains a receivable, net of sequestration, of $107 million and is seeking reimbursement of $75 million of this amount under an indemnity agreement with SunPower Corporation, Systems, the solar panel and equipment manufacturer.  NRG Energy has recorded a reserve for the remaining $32 million balance.  Since its participation in the 1603 program commenced in 2010, NRG Energy has received cash grants of approximately $612 million in the aggregate, net of sequestration adjustment, which excluding CVSR, represents a 97% collection rate of cash grant awards as applied for under the program.

Note 20 - Stock Based Compensation, page 178

9.                                      We note your market stock unit disclosure on page 180 indicating that the value of the common stock on the date of grant is based on the 20-day average of the common stock closing price. Please tell us why you use a 20-day average instead of a single grant date in determining the fair value of these awards.

Response:

•                  The following response applies to NRG Energy:

In accordance with NRG Energy’s agreement with respect to its market stock units, or MSUs, the number of shares of NRG Energy common stock issued upon the vesting of each MSU is determined by a defined term in the MSU agreement called Total Shareholder Return, or TSR.  In order to calculate NRG Energy’s TSR, NRG Energy utilizes the average of the closing share price on the vesting date and the nineteen preceding trading days.  To be consistent with the calculation of the TSR utilized to determine the number of shares issued, NRG Energy utilizes a 20-day average of its closing share price to determine the grant date fair value.  NRG Energy believes this provides a better indication of the grant date fair value for the MSUs as it is the same calculation utilized to determine the number of shares awarded.

Exhibits 12.1 and 12.2

10.                               Please refer to your response to comment 17 in your letter to us dated May 8, 2013 regarding your Form 10-K for the year ended December 31, 2012. Although you stated that you would remove the line item “net income/(loss) attributable to noncontrolling interest” in the calculation of total earnings for the purpose of computing the ratio of earnings to fixed charges, we note that you have not done so. Please advise.

Response:

•                  The following response applies to NRG Energy:

We respectfully submit to the Staff that our failure to revise our disclosure was inadvertent.  NRG Energy notes that removing that line will result in a reduction in earnings to fixed charges for 2013 of $0.01, or 2%, and for 2012 of $0.02, or 2%, which it believes is both qualitatively and quantitatively immaterial.  NRG Energy will revise this calculation in all future filings.

NRG Energy, Inc. Form 10-K/A Filed April 4, 2014

11.                               We note that you filed this amendment to include the internal control over financial reporting attestation report of your independent registered public accounting firm, which was inadvertently omitted from your original Form 10-K filing. Please be advised that the amendment must contain the complete text of the item being amended. Since you amended for the attestation report included in Item 15, your amendment must include the complete text of Item 15, which includes the financial statements. Please file an amendment to your Form 10-K with the entirety of Item 15. Please also ensure you update your consent and certifications.

Response:

•                  The following response applies to NRG Energy:

We will file an amendment to NRG Energy’s Annual Report on Form 10-K to include the complete text of Item 15.

NRG Energy, Inc. Form 10-Q for the Quarterly Period Ended March 31, 2014

Condensed Consolidated Statements of Cash Flows, page 10

12.                               We note a financing cash flows line item titled “Net (payments for)/receipts from settlement of acquired derivatives that include financing elements.” Please clarify what this line item includes and explain how you determined a financing activity classification was appropriate.

Response:

•                  The following response applies to NRG Energy and the GenOn Registrants:

This line item includes cash payments or receipts that relate to the settlement of certain derivative instruments acquired in various acquisitions, with the most significant portion in 2013 relating to derivative instruments acquired in connection with the GenOn merger.  As noted in the relevant guidance, ASC 815-10-45-11, “An instrument accounted for as a derivative under this Subtopic that, at its inception, includes off-market terms, or requires an up-front cash payment, or both often contains a financing element. Identifying a financing element within a derivative instrument is a matter of judgment that depends on facts and circumstances.”  We believe, and our independent accounting firm has validated this with its internal firm guidance, that inception of the derivative instrument for purposes of determining whether it contains a financing element is the date the entity enters into the derivative. This date may be later than the derivative’s original inception date if it was purchased in the secondary market or as part of a business combination.  Under this position, a derivative that was included in the net assets purchased in a business combination would have a financing element if it was off-market at the acquisition date.  Accordingly, this line item includes cash payments or receipts that relate to the settlement of derivative instruments acquired in acquisitions that were off-market at the date of the acquisition.

NRG Energy Energy, Inc. Form 8-K/A Filed June 16, 2014

13.                               We note that your pro forma balance sheet presenting the acquisition of Edison Mission Energy reflects a purchase price adjustment of $1.3 billion that reduces the PP&E balance. Please explain to us what necessitated the substantial write down of the acquired PP&E and, in doing so, tell us why the acquiree had not previously recognized PP&E impairments.

Response:

•                  The following response applies to NRG Energy:

The pro forma balance sheet included in the Form 8-K/A was developed based on available information as of the date of the filing with that information applied to EME’s December 31, 2013 balance sheet.  Because the initial Form 8-K was filed within 135 days of year end, we were only required to include a pro forma balance sheet as of December 31, 2013. Accordingly, the carrying value of PP&E as of the April 1, 2014 acquisition date was $468 million lower than as of December 31, 2013, due in part to non-core assets sold prior to the acquisition date and due to additional depreciation during the first quarter of 2014.  In addition, NRG Energy revised its estimates of the acquisition date fair value of the property, plant and equipment, or PP&E, acquired based on additional information that became available with respect to the assets subsequent to the acquisition date.  As a result, NRG Energy estimates that the actual reduction to the PP&E acquired will be approximately $600-$700 million.  NRG Energy estimates that the fair values of the wind and gas assets acquired will be approximately equal to book value, with adjustments to the total book value of such assets of less than $100 million.  Accordingly, the most significant reduction is expected to occur on the assets within the Midwest Generation coal portfolio.

NRG Energy’s evaluation of the acquisition date fair value of these assets is still in process as it continues to review the available data and determine the appropriate fair value from a market participant perspective.  The approach being used to determine the fair value of the acquired PP&E in connection with the acquisition is based on a market participant view of the cash flows associated with the assets.  The market participant view of estimated cash flows associated with the plants will be developed by NRG Energy’s management and validated by a third party valuation firm.  Estimates of cash outflows for future maintenance and environmental capital expenditures are being evaluated and in certain cases increased or decreased and

NRG Energy is reviewing potential changes in fuel type as well as the remaining useful lives of the facilities based on current estimates of market economics.  Estimates of future gross margin for the assets are in accordance with management’s fundamental view of market economics.

Conversely, impairment testing under ASC 360-10-35-30 requires that “estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity’s own assumptions about its use of the asset (asset group) and shall consider all available evidence.”  The guidance also provides that the estimates should be reasonable in comparison to internal budgets and projections and should be made for the remaining useful life of the asset.  The cash flows used to test the recoverability of PP&E are compared on an undiscounted basis with the carrying value.  During 2013, EME evaluated the Midwest Generation coal portfolio for impairment in both second and third quarters.  During the third quarter, EME determined that an impairment of its Will County Station facility had occurred for which they recognized an impairment charge of $464 million.  EME determined that a triggering event had occurred at the Will County and Joliet stations because of several factors including the results of the 2016/2017 RPM capacity auction and certain regulatory activities that had an impact on the economics of the facilities. EME concluded that the activities did not have an impact on the Powerton and Waukegan facilities and accordingly, there was no impairment test performed on these facilities.  Will County and Joliet were analyzed utilizing the held and used method as they were not held for sale at that time.  Based on the criteria in ASC 360-10-45-9, the Midwest Generation assets did not meet the criteria of held for sale due to the bankruptcy proceedings surrounding the EME assets, as they were not available for sale at any time until the bankruptcy court approved its reorganization plan and EME emerged from bankruptcy, which happened concurrently with the sale to NRG.  In accordance with the applicable guidance, the impairment models utilized to test the PP&E for impairment were based on internal management estimates of cash flows as of the impairment testing date.  NRG Energy notes that the estimates of future cash flows used to test the recoverability of the EME assets were prepared by former EME management based on internal projections and EME management’s view of market economics for each asset. EME’s impairment models reflected a number of different scenarios but were impacted in some respects by EME’s bankruptcy proceedings, which could potentially impact their ability to invest capital for environmental upgrades or fuel conversion.

Based on NRG Energy’s preliminary valuation work, the reduction in value of the PP&E is primarily reflective of applying acquisition accounting, which included utilizing a market participant view to estimate cash flows and discounting the cash flows to present value.  NRG Energy believes that the reduction in PP&E values was a result of acquisition accounting and accordingly, was appropriately recorded in connection with acquisition accounting, as the reduction in PP&E values would not have occurred in the absence of the transaction. In connection with the accounting for the EME acquisition, we reviewed the undiscounted cash flows associated with the Midwest Generation plants and noted that they are estimated to be higher than the book value of the assets on the acquisition date. This supports our view that the decrease in fair value of the assets was the result of acquisition accounting and was primarily related to discounting the cash flows to present value.  The following table represents the preliminary estimates of undiscounted cash flows compared to the carrying value on the acquisition date:

Facility	Carrying Value	Undiscounted Cash Flows
	(in millions)
Joliet	$334	$510
Powerton	$333	$370
Waukegan	$5	$192
Will County	$0	$168

NRG Yield, Inc. Form 10-K for the Year Ended December 31, 2013

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 35

14.                               Given your intention to distribute all or substantially all of the cash available for distributions each quarter as discussed on page 14, please consider disclosing whether you expect that comparable cash dividends will continue to be paid in the future, and if not, the nature of the change in the amount or rate of cash dividend payments. Refer to Item 201(c)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will revise its future filings to include a statement that the Company expects that, based on current circumstances, comparable cash dividends will continue to be paid in the foreseeable future.

Selected Financial Data, page 37

15.                               Please disclose cash dividends declared per common share. Refer to Item 301 of Regulation S-K.

Response: In response to the Staff’s comment, the Company will revise the Selected Financial Data section in its future filings to include cash dividends declared per common share.

Management’s Discussion and Analysis of Financial Condition and the Results of Operations, page 38

Liquidity and Capital Resources, page 43

Capital Expenditures, page 45

16.                               Please disclose your material commitments for capital expenditures as of December 31, 2013 and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2)(i) of Regulation S-X.

Response: The Company respectfully informs the Staff that it had no material commitments for capital expenditures as of December 31, 2013.

17.                              We note that maintenance capital expenditures reduce your cash available for distribution. Please consider disclosing the amount of maintenance capital expenditures incurred for each period presented and the amount expected to be incurred in the next fiscal year. Also, please disclose your policy for determining what expenditures are classified as maintenance capital expenditures versus growth capital expenditures and provide examples of each. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Response: In response to the Staff’s comment, the Company will provide the details of its growth and maintenance capital expenditures incurred for each period presented in its future filings.  The Company will also revise the disclosure in future filings to clarify the distinction between growth and maintenance capital expenditures.  The language below is an excerpt from the Company’s Form 10-K for the year ended December 31, 2013, with the changes the Company proposes to include in future filings in bold and underlined text:

Capital Expenditures

The Company’s capital spending program is focused on growth capital expenditures, or construction of new assets and completing the construction of new assets where construction is in process, and maintenance capital expenditures, or costs to maintain the assets currently operating such as costs to replace or refurbish assets during routine maintenance. The Company develops annual capital spending plans based on projected requirements for maintenance capital and completion of facilities under construction. For the years ended December 31, 2013, 2012 and 2011, the Company used approximately $238 million, $380 million, and $132 million, respectively, to fund capital expenditures, including maintenance capital expenditures of $8 million, $5 million and $6 million, respectively.  Growth capital expenditures primarily related to the construction of ~~it’s~~ the Company’s solar generating assets and Marsh Landing.

18.                               Please tell us and disclose whether you incurred any capital expenditures that had an element of both maintenance capital expenditures and growth capital expenditures, such as an expenditure that both maintained operating capacity and increased operating income or cash flow. If so, please revise your disclosure to quantify the portion allocated to growth capital expenditures for each of the periods presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Response: In response to the Staff’s comment, the Company confirms that it did not incur any capital expenditures that it considers to have elements of both maintenance capital expenditures and growth capital expenditures.  The Company respectfully informs the Staff that if it incurs any expenditures that have elements of both maintenance capital expenditures and growth capital expenditures in the future, it will quantify such amounts for the periods presented.

Schedule I, page 91

19.                               Please present the Schedule I financial statements of NRG Yield, Inc. (Parent) as of the same dates and periods presented in the audited financial statements of the registrant. Refer to Rule 12-04(a) of Regulation S-X.

Response: As described in Note 1, Background and Basis of Presentation, to the NRG Yield, Inc. (Parent) audited financial statements, the Company was formed on December 20, 2012 and did not record any activity until immediately prior to its initial public offering on July 22, 2013.  Accordingly, the Company has included financial information for all periods where financial information existed.  For periods prior to July 22, 2013, all financial statement line items would reflect $0, and accordingly, the Company has excluded such periods from the presentation because it does not believe providing such information would be useful to investors.

20.                               Please disclose the amount of cash dividends received by the Parent for each of the last three fiscal years. Refer to Rule 12-04(b) of Regulation S-X.

Response: NRG Yield, Inc. (Parent) received a single $5 million distribution from NRG Yield LLC during 2013 that was subsequently paid as a dividend to holders of the Company’s Class A common stock.  The Company will revise its future filings to include disclosure of this $5 million dividend as required by Rule 12-04(b) of Regulation S-X.

GenOn Energy, Inc. Form 10-K for the Year Ended December 31, 2013

Management’s Report on Internal Control over Financial Reporting, page 46

21.                               Although you state that your internal control over financial reporting as of December 31, 2013 has been audited by KPMG LLP and that the audit report is included in this Form 10-K, no such audit report was included in your filing. Please advise.

Response: The language you note above was inadvertently included in our filing for the GenOn Registrants, however, it is not applicable because GenOn is not a large accelerated filer or accelerated filer.  Pursuant to Item 308(b) of Regulation S-K, an attestation report is only required “[i]f the registrant is an accelerated filer or a large accelerated filer.”  The GenOn Registrants will remove the language noted above in all future filings.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075 or, in my absence, Paul Zier at (312) 862-2180.

Sincerely,

/s/ Gerald T. Nowak, P.C.

Gerald T. Nowak, P.C.

cc:                                David W. Crane
Brian Curci

NRG Yield, Inc.